May 5, 2008

Mr. Jim Atkinson

Ms. Vanessa Robertson

Mail Stop 6010

United States Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20548

Re:

Mach One Corporation.

Registration Statement on Form SB-2

Originally Filed October 16, 2007

File No. 333-146744

Dear Mr. Atkinson and Ms. Robertson,

Thank you for the comment letter sent by your department on February 20, 2008. Following are Mach One’s responses to your comments.  For your convenience, each of the Staff’s comments has been reprinted below and our responses are in bold. We have chosen for the most part not to duplicate the written revisions made within the document into the responses within this letter as we felt it would be easier and less cumbersome.

FORM SB-2

General

 1. We note pre-effective amendment number 2 filed January 25, 2008 is marked as amendment no. 1 and bears the date of October 15, 2007. We also note that pre-effective amendment no. 1 filed on December 7, 2007 also bears the date of October 15, 2007. Please mark your future amendments in consecutive sequence. In addition, the date of filing indicated on your filings should reflect the approximate date on which the filing is made with the Commission. Moreover, the date of the signatures should be reasonably concurrent with the filing of the amendment. Acknowledged and revised.

2. The cover letter submitted with pre-effective amendment no. 2 is unsigned and bears the date of December 7, 2007. As indicated above, please conform your correspondence to the approximate date of filing with the Commission. In addition, please indicate who is submitting the responses on behalf of the registrant and provide contact information in the event additional clarification or information is necessary. Acknowledged and revised.

3. We have read your response to comment two. Please note that you need to include the accountant's report for the two years ended December 31, 2006 as well as a currently dated consent for the use of this report in all amendments that you file. In addition, please have your accountant revise the language in the accountant’s review report for the period ended September 30, 2007 to conform with AU Section 722. Specifically, the last sentence in the first paragraph should state that the interim financial information is the ''responsibility'' of the Company's management rather than the "representation." The third paragraph should refer to the "accounting principles generally accepted in the United States of America." Please include a letter from your accountant regarding unaudited interim financial information that complies with the requirements of Item 601(b)(15) of Regulation S-R Finally,  please file an updated consent from your accountant for the review report that reflects the period ended September 30, 2007. The consent filed with this amendment references the period ended November 30. 2007. We have included the accountant’s report for the two years ending December 31, 2007. He has also revised the language in his review report as noted. As we are now submitting audited financials for 2007 and 2006, we have not included a letter regarding unaudited interim financial information. An updated consent is filed as well as Exhibit 23.2.

4. We note your response to comment 3, however we are unable to locate any indication that Mach One has previously conducted a public offering registered with the Commission. Please advise or revise. Mach One has not previously conducted a public offering registered with the Commission.  Revised to reflect on cover page.

5.  Please update the disclosure to provide the last reported market price as of the most recent date practicable. Acknowledged and updated in the disclosure to $0.07 as of April 25, 2008.

6. The date of the prospectus reflected at the bottom of the cover page should be reasonably concurrent with the date of the filing.  Acknowledged and revised.

7. Please confirm whether the prospectus will be used before the effective date of the registration statement. If it will be used prior to effectiveness, please include the statements requested by Item 501 (a)(10) of Regulation S-B. The prospectus will not be used before the effective date of the registration.

8.  Please update the financial information throughout the filing and your financial statements to include audited financial statements for the year ended December 31,2007. Please note that we will not issue any further comments until the year end financial statements are provided.

Acknowledged and updated to include audited financial for 2007 and 2006.

Prospectus Summary. page 2

9. Please update the information provided to the most recent date practicable. Acknowledged and revised.

Our Business. Page 2

10. We note your response to comment 6 and reissue the comment. In this regard, we note specifically the absence of any discussion concerning your products which contain vitamins, minerals or herbs. Revised to eliminate erroneous mention of vitamins, minerals or herbs. The products as designed do not contain them and the risk factor should now match the business synopsis.

11. We note your response to comment 7 and reissue the comment. You have not described the specific substances your equipment measures or the specific unhealthy conditions that may be indicated depending upon the levels of these substances. In addition, while your response indicates your testing business is being phase out and discontinued, the discussion in the prospectus merely states the testing business would no longer be the major thrust of your business apparently because it was not as profitable as the business division you recently acquired from BioQual. Please revise the discussion to accurately describe you present and anticipated business activities. Revised in Business discussion to read:   Post merger, our previous business of manufacturing, marketing, selling and distributing diagnostic and monitoring equipment for measuring the levels of Immunoglobulin G (IgG) in horses and cattle and Not Esterified Fatty Acids (NEFA) in dairy cattle in order to assess conditions that may indicate an unhealthy condition in the foals and calves such as an  inadequate immune system in the case of low IgG or an indication of a sick dairy cow as evidenced by a high NEFA level.  We have  determined that production and sale of our products acquired from BioQual will eliminate these adverse conditions and consequently the need to test for these conditions. . Consequently, we determined that testing would no longer be the major thrust of our business and will be discontinued by the end of 2008.

12. We note your response to comment 8 and reissue the comment in part. You have not discussed the difference between colostral replacement therapy and colostrum supplements. Revised to read: Our business is that of colostrum replacement. Specifically, our product takes actual bovine colostrum and “remanufactures” it from a liquid form into a powder form that includes additional antibodies. It will replace the feeding of the raw colostrum to newborn calves with our enhanced colostrum powder. Though our product could theoretically be used to “supplement” the raw liquid colostrum, it is not it’s primary usage. Colostrum supplements are products designed to be used with liquid colostrum and are usually some form of mineral or herb.

13. We note your response to comment 10 and reissue the comment in part. You have not described the material terms of the acquisition of the product lines from BioQual. Terms of the acquisition included a payment to purchase equipment, patent rights, license rights, and software for $250,000 plus a 3% royalty on bovine products capped at $2 million dollars.

14. If true, please expand the discussion to clarify that all of your revenues to date have been derived from the sales of diagnostic and monitoring equipment, that you have discontinued such sales, and that your current business is solely the sale of colostrum replacement products from which activity you have received no revenues. Revised to reflect all of our revenues to date have been derived from the sales of diagnostic and monitoring equipment, that we have discontinued such sales, and that our current business is solely the sale of colostrum replacement products from which activity we have received no revenues.

"We may not be able to obtain sufficient funding ...” page 4

15. We note your response to comment 15 and reissue the comment. We can not locate the discussion of your business plan.  In the “Our Business” section, the following was added: Our business plan calls for us to manufacture and sell colostrum replacement through our ImmunoGam™ to dairies within the United States for use on Day 1 of a newborn calf’s life. The product in a modified form will also be used for Day 2-35 as a milk replacement. The plan calls for the company to reach 4 million cows under contract over the next 3 years.

“We have newly formed sales, marketing and distribution capability..” page 4

16. We note your response to comment 17 and reissue the comment. What do you mean by the phrase formulation of your sales, marketing and distribution capabilities? Revised to read: We have just recently formed our sales, marketing, and distribution plans.    .

17. Please explain what you mean by the statement "veterinary technicians oversee the sales cycle”. Revised to read: We also employ veterinary technicians to support his sales efforts and to also make sales calls on dairies.

“We may not be able to compete effectively ...” page 4

18. We note your response to comment 21 and reissue the comment in part.

Please discuss how your competitors' products are marketed and compare this method with your marketing approach. Added in risk section: Land O’ Lakes® markets their colostrum replacement product through their vast dealer network that also sells feed products. They advertise through Internet search engines as well as through media advertisement in trade journals specific to the targeted industry.

While we do not anticipate forming as large a dealer network as Land O’ Lakes®, our marketing plan does call for penetration of our stated market through a distribution network. We will also market our products through traditional advertising and Internet search engines.

19. We note this last sentence of your risk factor discussion. Please expand the discussion in your business section to explain how your business model addresses the problem of a potential limited supply of Grade “A” colostrum. Added into risk factor: We believe our business model addresses this potential problem through the terms of each contract a dairy must sign  when brought into our program that requires all colostrum to be sent to our manufacturing facility for remanufacture into ImmunoGam™.

"Dealer Compensation," page 9

20. We note your response to comment 27 and reissue the comment. Please revise the risk factor heading so it describes the risk that follows in the discussion. Changed to: Demand for shares of our common stock may be decreased or eliminated.

Marketing Focus, page 11

21. We note your response to comment 33. We also note your revisions do not address the role of your president in marketing your products as described in the risk factor section. Please revise or advise. Added to section: We target these top-tier dairies through on-site sales calls done by our President as well as by telephone and e-mail contact. The advertising of our  products will be in the top trade journals of the bovine industry as well as at industry trade shows.

Management. Page 14

22. We note your response to comment 44 and reissue the comment in part. Please indicate the percentage of equity ownership to be received by TCAA and how many shares of Mach One TCAA received. Revised to read: Mr. Tobin acquired VDx from TCAA in 2004 under an agreement requiring Mr. Tobin to contribute 10% of the stock he receives from any acquiring corporation.  TCAA received 3 million shares of Mach One Corporation.

23. Please tell us supplementary the ownership interest, either directly or indirectly, Mr. Tobin owns in TCAA. 25%.

Selling Shareholders, page 15

24. We note footnote 1 on page 16. Tell us why you have used the stock price as of October 13, 2007  instead of a more recent date. It would appear the number of shares into which the notes are convertible would be greater in view of the lower stock price. Please advise or revise. Revised to use the price of $0.07 as of April 25, 2008 and recalculated number of shares into which the balance of the notes could be converted.

Management's Discussion and Analysis or Plan of Operation Overview, page 19

25. We note your response to comment 67 and reissue the comment in part. Please discuss the specific consideration you paid for the acquisition of VDx. Revised to read: On January 17, 2006, we completed the acquisition of VDx, Inc., a Wisconsin corporation by issuing 30 million shares to Monte B. Tobin, the owner of VDx, Inc.

26. We note your response to comment 70 and certain press releases concerning the acquisition of a facility in Visalia, California. Please tell us whether' you did acquire such a facility and its current status. We may have additional comments. Mach One did not ultimately purchase a facility in Visalia. When we expand to this area, we will lease facilities rather than buy due to market conditions.

Results of Operations, page 20

Nine Month period ending September 30, 2007 Compared to Nine Month Period ending September 30, 2006, page 20

27. We have read your response to comment 71 and your revised disclosures.  Please expand your disclosure to explain the increase in cost of goods sold for the nine months ended September 30, 2007 from September 30, 2006 and why there was such a large increase from the cost of goods sold balance for the six months ended June 30, 2007.  As audited financials now reflect a decrease in cost of goods sold in 2007 from 2006, and the nine months periods previously reported are incorporated in the year end financials, we have updated the disclosure

Liquidity and Capital Resources, page 20

28. We have read your response to Comment 72 and your revised disclosures. We did not see additional disclosures regarding the factors that caused your cash flows from operations, investing activities, and financing activities to change for the periods presented. Please provide us a page reference or include this information in your next amendment.  Revised to add additional disclosures.

29. Please explain the difference between the $630,000 disclosed here and the $625,000 disclosed on pages 19 and 31. Since this amount is payable over five years, please explain why the entire amount has been classified as a current liability. Audited year end financials correct the amount to $670,000 and it has been reclassified.

Employment Agreements, page 23

30. Please expand the discussion to indicate when the five year employment agreement began. Revised to start date of January 2006.

31. We note the compensation paid to Mr. Tobin is less than that stated in his employment agreement. Please explain how the differential in such amount is treated.  Corrected to reflect amounts for years 1-2 and years 3-5.

Consolidated Balance Sheets, page 25

32. We have read your response to comment 77. Since the final payment was dated on November 2006 and apparently paid before year-end based on your Statement of Cash Flows, it is not c1ear why this was classified as a prepayment at December 31, 2006. Please explain or revise your financial statements. Revised on financial statement for year ending 2006 to classify as property.

Consolidated Statements of Operations, page 27

33. We have read your response: to comment 79. We could not locate the number of shares used in calculating the loss per common share for each period presented in your notes or in the financial statements. We could also not locate a reconciliation of how you calculated the number of shares and disclosure of the number of anti-dilutive shares left out of the calculation because they would be anti-dilutive. Please provide us a page reference or revise your document. Finally, please explain the change in the weighted average number of common shares outstanding for the year ended December 31, 2006 from 45,426,651 in your initial filing to the 72,526,651 disclosed on page 3. Revised financial statement to add number of shares used in calculating loss per common share in periods 2006 and 2007. Calculation worksheet filed as Exhibit to amendment. 2006 and 2007 revised to correct previous error.

Consolidated Statements of Changes in Stockholders’ Equity (Deficit), page 28

34. We have read your response to comment 80 which was already disclosed in Note 1. Please verify for us whether this merger represents the acquisition of a private operating company by a public shell company. If so, such a transaction is treated as a recapitalization with the shares being treated similar to a reverse acquisition. In such a scenario the 30 million shares issued in connection with the merger are treated as outstanding for all periods presented and treated as such for the earnings per share calculation due to the recapitalization accounting. Please revise or advise. Finally, please revise the heading of this statement from June 30 to September 30. The merger represented the acquisition of a private operating company by a public shell company. Revised to treat 30 million shares as outstanding in all periods presented. Heading revised to reflect correct date.

35. Refer to your response to comment 81. Please explain to us what took place in this transaction and why it does not appear to be discussed in the notes to your financial statement. The issuance of 3,750,000 shares in 2007 were to complete the original reverse merger transaction. These shares, valued at $375,000 and reflected accordingly in the financial statements, were consideration to the original owner of the public shell company.  Revised notes to reflect transaction.

36. We have read your response to comment 82. Please provide to us your analysis that supports this “illiquidity discount” applied to these shares including how you determined the appropriateness of the 20% discount applied. Clarify for us whether this discount was applied only to sales of securities or if it was applied to shares issued as compensation as well. Include any references to the applicable authoritative literature that supports this treatment. Our analysis of an “illiquidity discount” was based mainly by the 40 years of experience held by our securities counsel in like transactions. The discount was only applied to sales of securities, not shares issued for compensation. The company also reviewed literature relating to “illiquidity discounts in private companies” available on-line. This included literature from Globusz Publishing as well as an article written by Damodaran, Aswath, "Marketability and Value: Measuring the Illiquidity Discount" (July 30, 2005)

37. Please expand your disclosure in the filing to include the beneficial conversion expense that was recorded in connection with the convertible notes. We note on page 20 that the beneficial conversion is calculated as the difference between the conversion price and the actual market price of the stock at conversion. Please tell us the amounts that were used to arrive at the $150,000 expense. Also please tell us why you did not use the market price of the stock at the commitment date instead of the “market price of the stock at conversion” as disclosed on page 20. Please explain to us how the accounting applies complies with EITF 98-5 and 00-27. Revised as follows: The remaining $50,000 balance on the original $325,000 principal, upon conversion, will cause another $50,000 beneficial conversion interest expense to be recognized upon the date of that conversion. This is treated as an expense on the  Company’s income statement. Updated audited financials also reflect a total of $275,000 beneficial conversion expense for 2007 as an additional $125,000 of the convertible note was converted in November 2007 in addition to the $150,000 previously converted in March 2007. As the conversion rate is 50% of market price on the date of conversion, the amounts used to arrive at the $275,000 expense was $275,000. Upon review of EITF 98-5 and 00-27, it appears our treatment of the beneficial conversion feature may be in error. We will address with our accountant and amend financials if necessary.

Consolidated Statements of Cash Flows, page 30

38. You did not provide a response for comment 83. Please address this comment in your next amendment.

Revised audited consolidated statement of cash flows and corrected “proceeds from issuance of stock” to $275,000, the amount reflected from the conversion of this principal amount into stock under the 12% convertible note. The amounts are reflected in the statement of stockholders’ equity as four line items reading “issued upon conversion of note”. A beneficial conversion entry was added to the statement of cash flows to reflect the transaction.

Notes to Financial Statements, page 31

Note 1 - Organization and Summary of Significant Accounting Policies. page 31

39. We have read your response to comment 84 and your revised disclosures. Please disclose whether the entire $250,000 was allocated to property and equipment.' On page 20 you disclose that amortization expense increased due to the acquisition of the BioQual equipment. Please explain to us why this would not have been included in the depreciation expense line item on the statement of operations. Please disclose the balances, depreciation methods and periods for each major class of depreciable assets. Also provide to us your analysis under Items 3-10(c) and (d) of Regulation S-B of the need to provide financial statements or pro forma information related to this acquisition.  Revised notes and financials to reflect the entire $250,000 was allocated to property and equipment and included in the depreciation expense line item on the statement of operations.   The financial statement relief of Item 310 only requires one balance sheet in annual and quarterly reports. We believe that comparative balance sheets provide investors with a more meaningful financial statement presentation and therefore have filed comparative statements for two years. We believe we have provided all the statements and information within these filings related to the acquisition in a manner that results in an informative disclosure.

12% Convertible Notes, page 31

40. Refer to your response to comment 86. Please provide to us your analysis under the guidance of SFAS 150 and SFAS 133 of the convertible instruments issued. To the extent that EITF 98-5 and EITF 00-27 become applicable, provide to us your analysis of the application of that literature.  It appears that SFAS 150 requires an issuer to classify certain financial instruments that include an obligation that the issuer must (or may) settle by issuing an undetermined number of equity shares and has a monetary value at inception that (i) is fixed, (ii) is tied to a market index or other benchmark (but not the fair value of the issuer's equity shares), or (ii) varies inversely with the fair value of the equity shares (for example, a written put option). As this conversion was tied to the fair market value upon date of conversion, it appears our treatment under SFAS 150 and SFAS 133 may be in error. We will address with our accountant and amend financials if necessary.

Stock-Based Compensation,  page 32

41. We have read your response to comment 87 and your revised disclosures. We could not locate disclosure of the amount of expense related to share-based payment arrangements including shares issued as compensation included in the specific line items in the financial statements. Please revise or advise. We have listed in our financial statements in the shareholders equity section shares and amounts listed as compensation for services. We are unclear as to what additional disclosures the commission is looking for with response 41.

Item 26. Recent Sales of Unregistered Securities, page 38

42. We note your response to comment 93. We also note the promissory ''note has a five year repayment schedule at 12% interest that begins after all principal amounts are received”. Please expand the discussion to explain how this feature operates. For example, if interest payments do not begin until all principal payments are paid, from what period of time and on what amount is interest, if any, calculated? We may have additional comments. Interest accrues at the time of receipt of funds. We have accounted for accrued interest in our financial statement. The phrase “begins after all principal amounts are received” refers to the repayment schedule, not the interest accrual.

________________________

Monte Tobin, CEO

Mach One Corporation

Submitted on behalf of registrant by:

Steven M. Grubner, Esq.

Telephone: 847.366.8058

Fax: 847.387.5513

Email: sgrubner@earthlink.net